SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares
American Depositary Shares
(Title of Class of Securities)

703248203
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
3,574,302

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
3,574,302

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,574,302

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
6,455,557

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
6,455,557

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,455,557

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
6,455,557

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
6,455,557

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,455,557

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to equity shares with a par value of Rs. 2 each (the "Common Stock"), of Patni Computer Systems Limited (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. and its wholly-owned subsidiaries (collectively, "Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of November 21, 2011 and amends and supplements the Schedule 13D filed on October 26, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                         $27,759,046

Elliott International Working Capital $49,723,693

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 3,574,302 shares of Common Stock.  The 3,574,302 shares of Common Stock individually beneficially owned by Elliott constitute 2.7% of the outstanding shares of Common Stock.  The 3,574,302 shares of Common Stock individually beneficially owned by Elliott consist of: (i) 2,868,880 shares of Common Stock held by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott, and (ii) 352,711 American Depositary Shares ("ADS") held by The Liverpool Limited Partnership, a Bermuda limited partnership and wholly-owned subsidiary of Elliott ("Liverpool"), representing 705,422 shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 6,455,557 shares of Common Stock, which constitute 4.8% of all of the outstanding shares of Common Stock.  The 6,455,557 shares consist of: (I) 5,327,921 shares of Common Stock held by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, and (II) 563,818 ADSs representing 1,127,636 shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 10,029,859 shares of Common Stock constituting 7.5% of all of the outstanding Shares.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days other than those previously disclosed in this Schedule 13D are set forth on Schedule 1 attached hereto.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 45,956 and 85,347 shares of Common Stock of the Issuer.  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 0.1% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.  The Reporting Persons expressly disclaim beneficial ownership of the Derivative Agreements and any shares of Common Stock underlying such agreements.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 21, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days other than those previously disclosed in this Schedule 13D

The following transactions were effected by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott Associates, L.P.:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
21-Nov-2011	ES	11,200	431.099036 Rs
18-Nov-2011	ES	52,732	426.894505 Rs
17-Nov-2011	ES	140,000	421.359357 Rs
17-Nov-2011	ES	152,287	421.590352 Rs
17-Nov-2011	ES	105,860	421.495467 Rs
17-Nov-2011	ES	89,000	421.646568 Rs

ES = Equity Share

All of the above transactions were effected on the open market.

The following transactions were effected by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, L.P:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

21-Nov-2011	ES	7,632	431.193394 Rs
21-Nov-2011	ES	13,168	431.099002 Rs
18-Nov-2011	ES	206,328	426.894511 Rs
18-Nov-2011	ES	56,890	425.896665 Rs
17-Nov-2011	ES	61,000	420.213836 Rs
17-Nov-2011	ES	199,000	421.359356 Rs
17-Nov-2011	ES	20,000	421.590340 Rs
17-Nov-2011	ES	466,853	421.495468 Rs

The following transactions were effected by Elliott International, L.P.:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

17-Nov-2011	ADS	12,870	US$16.749100
16-Nov-2011	ADS	13,436	US$16.009000

ES = Equity Share

ADS = American Depositary Share

All of the above transactions were effected on the open market.